SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December 2005

Commission File Number: 0-3003

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “ yes ” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Press Release

Thomson Reaches Strategic Decision on Connectivity and Seeks Partners
for the Audio/Video and Accessories Activities

PARIS, December 12, 2005 —Thomson (Euronext 18453; NYSE: TMS) Thomson will hold an Investor Day in Paris on Tuesday, 13th December. During the day, management will focus inter alia on its technology strengths and the specific opportunities afforded by the transition to electronic and digital media.  Recent initiatives and acquisitions also will be discussed.

The Group will give no new comments on trading in the quarter to date on businesses other than Connectivity, where it notes that performance has been weaker than expected.

Given this, and in light of a review carried out following the separation of its Connectivity sales & marketing functions from TCL, the Group now has decided to seek partners for the Audio/Video and Accessories activities within Connectivity. These activities are not contributors to the Group’s Two-Year Plan. The Group has received a number of enquiries regarding these activities, which have strong retailer relationships, strong retail brands, and attractive product lines, and has hired financial advisors to assess these enquiries. The activities concerned represent around €700 million of sales.

In connection with this decision, the Group will take a charge of around €25 million its 2005 accounts. The Group expects to extract cash and potentially a gain from partnering these activities. Thomson expects these discussions to start immediately and be finalized during the first half of 2006.

Thomson will focus its Connectivity unit on developing its home networking activities including residential telephony, which are strategic to its network operator clients. The Group will also continue its current policy of managing its balance sheet and returns in the interests of both equity and debt holders.

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Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson — Partner To the Media & Entertainment Industries

Thomson (Euronext Paris: 18453; NYSE: TMS) provides services, systems and technology to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information:  http://www.thomson.net.

Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Marie-Vincente Pasdeloup	+33 1 41 86 61 13	Marie-vincente.pasdeloup@thomson.net
Investor Relations
Séverine Camp	+33 1 41 86 57 23	severine.camp@thomson.net
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

Press Release

Thomson Expands its IPTV, Mobile TV and Digital Terrestrial TV
Solutions through Potential Acquisition of Thales Broadcast and
Multimedia

Thomson strengthens its network head-end business

PARIS, December 12, 2005 —Thomson (Euronext 18453; NYSE: TMS) today announced an agreement to acquire the Thales Broadcast & Multimedia (TBM) business unit. In a related announcement today, Thomson also described a strategic partnership with Thales, the parent company of TBM and a leading international electronics group (See related press release).

Thales Broadcast & Multimedia provides platforms for IPTV services (TV services over Internet Protocol), video-on-demand, Mobile TV, and designs Digital TV and radio broadcasting systems and equipment.

By combining the TBM activities with Thomson’s existing Systems & Equipment offerings, the Group will be offering end-to-end products and services in IPTV, Mobile TV and Digital terrestrial transmission (DTT) markets.

The purchase price for TBM in cash is approximately €130 million, based on a normalized level of working capital requirement and no net financial indebtness.  Total TBM sales for the twelve months to June 30, 2005, were €134.9 million, and the unit was profitable. Taking into account the synergies, the purchase will have a neutral impact on core business earnings in the first year and be accretive thereafter.  Overall, the business meets Thomson’s acquisition criteria.

Together with the announcement earlier this month that Thomson intends to acquire Canopus Co, Ltd, a Japan-based leader in high-definition desktop video-editing software, the transaction announced today completes Thomson’s external initiatives linked to its Grass Valley Broadcast & Networks business.

This agreement with Thales supports key elements of the plan, which identifies electronic content distribution and the acceleration of the delivery of IP-based technologies as key growth drivers. The agreement also fits Thomson’s strategic objective of broadening its client base. In addition, the expected integration of TBM into Thomson will bring significant synergies in terms of technologies, customers, and operations. TBM’s offerings combined with Thomson’s Systems and Equipment, along with Thomson’s worldwide sales and marketing assets, will create sizeable cross-selling opportunities and foster strong relationships with common media and entertainment customers.

A complete set of Mobile TV solutions

Through this agreement, Thomson will be able to provide cellular operators with a complete set of Mobile TV solutions, from content creation to delivery—but using terrestrial television technologies that are more suited for video than cellular infrastructures.

A brisk pace on the IPTV market

The acquisition of TBM also puts Thomson at the center of the IPTV market, enabling it to offer everything from the software and distribution infrastructure that deliver live programming and VOD services to the set-top boxes through which users access that content. IPTV services are expected to increase at a brisk pace in the coming years. Today, broadband services are available to more than 100 million households worldwide. Many of the world's telecommunications providers are exploring IPTV as a new revenue opportunity for their existing markets.

TBM also provides data servers and advanced compression schemes for interactive applications and broadcast content regionalization such as ad and logo insertions.

Short-term opportunities of digital terrestrial switchover

In terms of terrestrial transmission systems and technology, TBM enjoys significant market share worldwide. With a broader range of products, Thomson will also be able to address the short-term opportunities created by the switch-off of analog TV in several major countries, which will boost demand for extension of Digital terrestrial transmission (DTT), and associated transmitters, head-end equipment, and set-top-boxes.

The transaction is subject to finalisation.

#   #   #

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson — Partner To the Media & Entertainment Industries

Thomson (Euronext Paris: 18453; NYSE: TMS) provides services, systems and technology to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information:  http://www.thomson.net.

Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Marie-Vincente Pasdeloup	+33 1 41 86 61 13	Marie-vincente.pasdeloup@thomson.net
Investor Relations
Séverine Camp	+33 1 41 86 57 23	severine.camp@thomson.net
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

Thomson and Thales Announce Strategic Partnership and
Potential Acquisition by Thomson of Thales Broadcast &
Multimedia Business Unit

Paris, December 12, 2005 – Thomson (Euronext Paris:18453; NYSE: TMS) and Thales  today announced a strategic partnership as well as the potential acquisition by Thomson of Thales Broadcast & Multimedia (TBM).

Thomson and Thales will develop a partnership relationship specifically in the domain of high-value video content management and distribution solutions for in-flight entertainment, security, and defense applications, leveraging their respective skills and expertise in these domains.

Under this strategic partnership, Thomson would also acquire Thales Broadcast &Multimedia which provides platforms for IPTV services (TV services over Internet Protocol), video-on-demand, Mobile TV, and Digital TV and radio broadcasting systems and equipment. By combining the TBM activities with Thomson’s existing Systems & Equipment offerings, Thomson will be well positioned to offer end-to-end products and services, in particular in the fast-growing IPTV, Mobile TV and Digital terrestrial transmission (DTT) markets, with solutions encompassing every component of the video chain.

“The strategic agreement with Thales creates a powerful partnership for addressing the rapidly increasing demand across various markets for multidistribution access of video content,” said Frank Dangeard, Chairman of CEO of Thomson. “Furthermore, acquiring TBM will strengthen Thomson’s position in the high-growth IPTV and Mobile TV markets. It will reinforce our relationships with telecom operators and broadcasters and create value through tightly integrated, optimized and pre-packaged system solutions.”

“We are delighted by this partnership with Thomson. Thomson’s strategic priority and core business are in line with TBM’s leading edge technology and commercial potential. For Thales, divesting from these activities further optimizes its portfolio of businesses and strengthens its investment capability,” said Denis Ranque, Chairman and CEO of the Thales group.

The acquisition is subject to finalisation.

***

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in filings with the U.S. Securities and Exchange Commission.

About Thomson — Partner To the Media & Entertainment Industries
Thomson (Euronext Paris: 18453; NYSE: TMS) provides services, systems and technology to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information:  http://www.thomson.net.

Thomson's Systems and Equipment division develops video and film technologies, products and services sold to all major Hollywood studios, all major television, satellite, and cable broadcasters under the Grass Valley and Thomson brand-names for the delivery of analog and digital entertainment.  The division also includes set-top boxes, telecommunications and connectivity businesses. For information about Grass Valley products from Thomson, please visit www.thomsongrassvalley.com.

About Thales
Thales is an international electronics and systems group, serving defence, aerospace, services and security markets. The Group employs 61,500 staff worldwide and generated revenues of €10.3 billion in 2004. With industrial operations in almost 30 countries, Thales is an acknowledged world leader in advanced technologies.

About Thales Broadcast & Multimedia
Thales Broadcast & Multimedia, a wholly owned subsidiary of Thales (formerly Thomson-CSF) is a provider of broadcast products and systems supplier. Thales Broadcast & Multimedia designs , develops, manufactures and markets equipment, systems and solutions fields of terrestrial transmission (radio and TV), MPEG-2 digital video processing and multimedia distribution for broadcasting, cable TV, satellite and telecommunication service providers worldwide.

Thales Broadcast & Multimedia is organized into the following strategic business units:

Multimedia solutions include MPEG-2 digital video processing products and multimedia distribution systems such as: end-to-end broadband TV solutions for delivery of VOD content, MPEG test & monitoring solutions, electronic program guide integration solutions that enable operators to efficiently maximize their bandwidth utilization and create new customized services.

Digital Television Broadcast solutions include a complete line of digital and analog UHF and VHF, Solid State, and IOX transmission products. In addition to traditional TV broadcasting products, they are heavily involved in the new field of Mobile Media including DVB-H systems used for distribution of TV content to hand-held devices.

Thales also plays an important role in the international standardization process and supply of DRM (Digital Radio Mondiale) systems.  For more regional information:  www.thales-bm.com

Press Relations - Thomson
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Laura Barber-Miller	+503-526-7904	laura.barber-miller@thomson.net
Marie-Vincente Pasdeloup	+33 1 41 86 61 13	Marie-vincente.pasdeloup@thomson.net
Investor Relations - Thomson
Séverine Camp	+33 1 41 86 57 23	severine.camp@thomson.net
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net
Corporate Communications - Thales
Markus Leutert	+33 1 57 77 87 26	markus.leutert@thalesgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15th, 2005	THOMSON S.A.

	By:	/s/ Julian Waldron
	Name:	Julian Waldron
	Title:	Senior Executive Vice President, Chief Financial Officer